100 WAUGH DRIVE, SUITE 300

HOUSTON, TX 77007

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Recruiter.com Group, Inc.
Registration Statement on Form S-1 (File No. 333-249208)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Recruiter.com Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, June 29, 2021, or as soon thereafter as possible.

Very truly yours,

Recruiter.com Group, Inc.

/s/ Evan Sohn
Evan Sohn
Chief Executive Officer and Executive Chairman